UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First NBC Bank Holding Company

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

32115D106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32115D106		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,839,099 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,839,099 (1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,099 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)(2)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1) Castle Creek Capital Partners IV, LP (“Fund IV”) owns 1,839,099 shares of common stock (“Common Stock”) and 364,983 shares of Series C Preferred Stock (“Preferred Stock”), which are convertible into Common Stock at the option of Fund IV, provided, however, that upon such conversion Fund IV will not own or control in the aggregate more than 9.9% of the Company’s outstanding Common Stock (or of any class of voting securities issued by the Company).

(2) Based on information provided by the Company, there were 18,514,271 outstanding Common Shares as of December 31, 2013.

CUSIP No. 32115D106		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,839,099 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,839,099 (1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,099 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)(2)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Castle Creek Capital Partners IV, LP (“Fund IV”) owns 1,839,099 shares of common stock (“Common Stock”) and 364,983 shares of Series C Preferred Stock (“Preferred Stock”), which are convertible into Common Stock at the option of Fund IV, provided, however, that upon such conversion Fund IV will not own or control in the aggregate more than 9.9% of the Company’s outstanding Common Stock (or of any class of voting securities issued by the Company).

(2) Based on information provided by the Company, there were 18,514,271 outstanding Common Shares as of December 31, 2013.

CUSIP No. 32115D106		Schedule 13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,839,099 (1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,839,099 (1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,099 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)(2)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Castle Creek Capital Partners IV, LP (“Fund IV”) owns 1,839,099 shares of common stock (“Common Stock”) and 364,983 shares of Series C Preferred Stock (“Preferred Stock”), which are convertible into Common Stock at the option of Fund IV, provided, however, that upon such conversion Fund IV will not own or control in the aggregate more than 9.9% of the Company’s outstanding Common Stock (or of any class of voting securities issued by the Company).

(2) Based on information provided by the Company, there were 18,514,271 outstanding Common Shares as of December 31, 2013.

Item 1.	(a).	Name of Issuer First NBC Bank Holding Company
	(b).	Address of Issuer’s Principal Executive Offices: 210 Baronne Street New Orleans, LA 70112

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners IV, LP

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital IV LLC

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, par value $1.00 per share (the “Common Stock”)
Item 2(e).		CUSIP Number: 32115D106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 1,839,099 Common Shares held directly by Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer is a managing principal of Castle Creek Capital IV LLC, the sole general partner of Castle Creek Capital Partners IV, LP (“Fund IV”).  Castle Creek Capital IV, LLC and Mr. Eggemeyer each disclaim beneficial ownership of the Common Shares, except to the extent of their respective pecuniary interest in Castle Creek Capital Partners IV, LP.  Fund IV also owns 364,983 shares of Series C Preferred Stock (“Preferred Stock”), which are convertible into Common Stock at the option of Fund IV, provided, however, that upon such conversion Fund IV will not own or control in the aggregate more than 9.9% of the Company’s outstanding Common Stock (or of any class of voting securities issued by the Company).

(b)

Percent of class:

Based on information provided by the Company, there were 18,514,271 outstanding Common Shares as of December 31, 2013.  Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.9% of the total number of outstanding Common Shares.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners IV, LP
		(i)	Sole power to vote or to direct the vote: 1,839,099
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,839,099
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital IV LLC
		(i)	Sole power to vote or to direct the vote: 1,839,099
		(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,839,099
	(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
	(i)	Sole power to vote or to direct the vote: 1,839,099
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 1,839,099
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2014

CASTLE CREEK CAPITAL PARTNERS IV, LP
By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

CASTLE CREEK CAPITAL IV LLC
By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	President

JOHN M. EGGEMEYER III
By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

SIGNATURE PAGE TO SCHEDULE 13G (FIRST NBC BANK HOLDING COMPANY)

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 1, 2014, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.